News Release
May 10, 2017

Erin Energy Announces First Quarter 2017 Results

Provides Operational Update on its West and East Africa Operations

HOUSTON, May 10, 2017 – Erin Energy Corporation (Erin Energy or the Company) (NYSE MKT:ERN) (JSE:ERN) announced today financial and operational results for the quarter ended March 31, 2017.
First Quarter Highlights:

•	Crude sales volumes of more than 597,000 net barrels of oil, a 271% increase over 1Q 2016;

•	$31.3 million in revenue;

•	Average daily production of 5,500 net barrels of oil.
“During the first quarter, we produced approximately 597,000 net barrels of oil and generated revenues of approximately $31.3 million,” said Jean-Michel Malek, Interim Chief Executive Officer.
“We closed on the capital necessary for this year’s drilling and farmed-out a portion of our assets in The Gambia. As we look ahead, we are excited to kick off our drilling campaign, increase Oyo production, and look to turn to the exploration of the Miocene in Nigeria.”

Operational Update

Production volumes for the quarter were approximately 5,500 net barrels of oil compared to approximately 1,800 net barrels in the comparative period 2016. The Company’s crude oil inventory was approximately $3.9 million at March 31, 2017.

Erin Energy recently announced it has entered into a drilling services contract with Pacific Drilling and secured a sixth generation drillship, the Pacific Bora. The Company will drill the Oyo-9 well (Oyo-9) first. The Oyo-9 is a development well, which will be drilled on the Oyo field and will be tied in to the field’s current production facility. The well is expected to add an additional 6,000 to 7,000 barrels of oil per day from the field.

The Company has the option to drill up to two additional wells with the Pacific Bora. Subject to capital availability, the Company will use the Pacific Bora to drill one to two of its Miocene exploration prospects. Erin Energy has four drill-ready prospects, which target P50 Prospective Resources of 2.4 billion barrels of oil.

In The Gambia, the Company announced in March 2017, it entered into a definitive farm-out agreement with FAR Ltd. (FAR), an Australian Securities Exchange listed oil and gas company. As part of the farm-out agreement, FAR will acquire an 80% interest and operatorship of Erin Energy’s offshore A2 and A5 blocks, with the Company retaining a 20% working interest in both blocks. Under the terms of the farm-out agreement, which is subject to approval by the Government of the Republic of The Gambia, upon receipt of this approval, FAR will pay the Company a purchase price of $5.2 million and will carry $8.0 million of the Company’s share of costs in a planned exploration well to be drilled in late 2018. In addition, if the Company’s share of the exploration well is less than $8.0 million, the balance is to be paid in cash to the Company.

In Kenya, the Company continues to evaluate the prospectivity of identified leads on its onshore blocks and is currently designing an additional, targeted 2-D seismic acquisition on the blocks. Erin Energy has stated that the most prospective of its Kenya assets are its onshore blocks and has focused the majority of its work on these blocks. The Company also announced it would not seek an additional extension of its offshore L-27 and L-28 blocks due to the high costs and risks associated with frontier exploration in the current price and market environments. Erin Energy stated that relinquishment of the two blocks was in the Company’s long-term best interest.

In Ghana, Erin Energy continues to conduct geotechnical subsurface studies of existing 3-D seismic data to further high-grade its prospect inventory on the Expanded Shallow Water Tano block. The Company is also planning a new 3-D marine seismic acquisition survey. The Company expects to issue a formal invitation to tender to marine seismic vendors in the second half of 2017. Actual field operations will take place after the resolution of the Ghana-Cote d’Ivoire maritime border dispute arbitration later this year.

Financial Summary

First-quarter 2017 revenues were $31.3 million, up from $4.9 million in 2016.

For the first quarter 2017, net daily production was approximately 5,500 bopd, compared with 1,800 bopd for the comparative period in 2016. The Company lifted and sold approximately 597,000 net barrels of oil at an average price of $52.41 per barrel, compared to approximately 161,000 net barrels of oil at an average price of $30.54 per barrel.

In the first quarter 2017, the Company reported a net loss of $26.5 million, or a loss of $0.12 per basic and diluted share, compared to a net loss of $32.4 million, or a loss of $0.15 per basic and diluted share for the comparative period 2016.

As of March 31, 2017, cash, cash equivalents and restricted cash were approximately $28.5 million.

Conference Call and Webcast Information

The Company will host a conference call on Thursday, May 11, 2017 at 10:00 a.m. CT (11:00 ET) to discuss the results and update its current operations.

The dial-in number to access the conference call is 1-844-883-3907 in the United States or 1-412-317-9253 internationally. Participants should ask the call operator to be placed on the “Erin Energy Results Conference Call.”

For those unable to participate in the Company’s conference call, a replay will be available for audio playback until March 23, 2017. The number to access the conference call replay is 1-877-344-7529 or outside the US 1-412-317-0088. The passcode for the replay is 10102749.

Erin Energy Corporation is an independent oil and gas exploration and production company focused on energy resources in sub-Saharan Africa. Its asset portfolio consists of 9 licenses across 4 countries covering an area of 19,000 square kilometres (~5 million acres), including current production and other exploration projects offshore Nigeria, as well as exploration licenses offshore Ghana and The Gambia, and onshore Kenya. Erin Energy is headquartered in Houston, Texas, and is listed on the New York and Johannesburg Stock Exchanges under the ticker symbol ERN.

For more information about Erin Energy or to request a hard copy of the Company’s most recent complete audited financial statements free of charge, please call +1 713 797 2940 or visit www.erinenergy.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect.

The Company’s actual results could differ materially from those anticipated or implied in these forward-looking statements due to a variety of factors, including the Company’s ability to successfully finance, drill, produce and/or develop the wells and prospects identified in this release, and risks and other risk factors discussed in the Company’s periodic reports filed with the Securities and Exchange Commission. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. You should not place undue reliance on forward-looking statements, which speak only as of their respective dates. The Company undertakes no duty to update these forward-looking statements.

Source: Erin Energy Corporation

Contact:
Lionel McBee, +1 713 797 2960
Director, Investor Relations and Corporate Communications
lionel.mcbee@erinenergy.com

ERIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2017	2016
Revenues:
Crude oil sales, net of royalties	$31,278	$4,929

Operating costs and expenses:
Production costs	22,555	22,564
Crude oil inventory (increase) decrease	2,948	(831)
Exploratory expenses	1,596	2,062
Depreciation, depletion and amortization	25,411	4,812
Accretion of asset retirement obligations	468	452
Loss on settlement of asset retirement obligations	—	205
General and administrative expenses	3,392	3,958
Total operating costs and expenses	56,370	33,222

Operating loss	(25,092)	(28,293)

Other income (expense):
Currency transaction gain	2,135	863
Interest expense	(3,966)	(5,425)
Total other expense, net	(1,831)	(4,562)

Loss before income taxes	(26,923)	(32,855)
Income tax expense	—	—
Net loss before non-controlling interest	(26,923)	(32,855)

Net loss attributable to non-controlling interest	417	444

Net loss attributable to Erin Energy Corporation	$(26,506)	$(32,411)

Net loss attributable to Erin Energy Corporation per common share:
Basic	$(0.12)	$(0.15)
Diluted	$(0.12)	$(0.15)
Weighted average common shares outstanding:
Basic	212,841	211,844
Diluted	212,841	211,844

ERIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except for share and per share amounts)

	March 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$8,538	$7,177
Restricted cash	20,006	2,600
Accounts receivable - trade	5,153	—
Accounts receivable - partners	1,103	674
Accounts receivable - related party	2,354	1,956
Accounts receivable - other	9	29
Crude oil inventory	3,900	9,398
Prepaids and other current assets	2,498	872
Total current assets	43,561	22,706

Property, plant and equipment:
Oil and gas properties (successful efforts method of accounting), net	243,064	265,713
Other property, plant and equipment, net	711	716
Total property, plant and equipment, net	243,775	266,429

Other non-current assets	66	66

Total assets	$287,402	$289,201

LIABILITIES AND CAPITAL DEFICIENCY
Current liabilities:
Accounts payable and accrued liabilities	$247,224	$244,963
Accounts payable and accrued liabilities - related party	31,019	29,513
Current portion of long-term debt, net	41,994	12,627
Derivative liability	807	—
Total current liabilities	321,044	287,103

Long-term notes payable - related party, net	129,804	129,796
Long-term debt, net	64,444	74,446
Asset retirement obligations	22,944	22,476

Total liabilities	538,236	513,821

Commitments and contingencies

Capital deficiency:
Preferred stock $0.001 par value - 50,000,000 shares authorized; none issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	—	—
Common stock $0.001 par value - 416,666,667 shares authorized; 213,351,764 and 212,622,218 shares issued as of March 31, 2017 and December 31, 2016, respectively	213	213
Additional paid-in capital	793,933	792,972
Accumulated deficit	(1,044,798)	(1,018,292)
Treasury stock at cost, 270,846 and 99,932 shares as of March 31, 2017 and December 31, 2016, respectively	(877)	(228)
Total deficit - Erin Energy Corporation	(251,529)	(225,335)
Non-controlling interest	695	715
Total capital deficiency	(250,834)	(224,620)
Total liabilities and capital deficiency	$287,402	$289,201

ERIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities
Net loss, including non-controlling interest	$(26,923)	$(32,855)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation, depletion and amortization	25,411	4,812
Accretion of asset retirement obligations	468	452
Amortization of debt discount and debt issuance costs	242	878
Foreign currency transaction gain	(2,135)	(863)
Share-based compensation	961	888
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	(5,563)	782
Decrease (increase) in crude oil inventory	2,948	(831)
Increase in prepaids and other current assets	(1,626)	(4,539)
Increase in accounts payable and accrued liabilities	6,889	21,123
Net cash provided by (used in) operating activities	672	(10,153)

Cash flows from investing activities
Capital expenditures	(3,092)	(3,554)
Net cash used in investing activities	(3,092)	(3,554)

Cash flows from financing activities
Proceeds from exercise of stock options and warrants	—	145
Payments for treasury stock arising from withholding taxes upon restricted stock vesting and exercise of stock options	(649)	(189)
Proceeds from MCB Finance Facility	28,237	—
Repayments of term loan facility	—	(5,981)
Proceeds from notes payable - related party, net	—	3,000
Debt issuance costs	(8,197)	—
Funds restricted in relation to the MCB Finance Facility drawdowns	(7,406)	—
Funds restricted for debt service	(10,000)	8,121
Net cash provided by financing activities	1,985	5,096

Effect of exchange rate changes on cash and cash equivalents	1,796	946

Net increase (decrease) in cash and cash equivalents	1,361	(7,665)
Cash and cash equivalents at beginning of period	7,177	8,363
Cash and cash equivalents at end of period	$8,538	$698

Supplemental disclosure of cash flow information
Cash paid for:
Interest, net	$4,487	$5,280
Supplemental disclosure of non-cash investing and financing activities:
Discount on notes payable pursuant to derivative liability	$807	$—